UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
WeLivv, Inc. (dba Moro, dba Applaudable)

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
April 15, 2016

Physical address of issuer
228 Park Avenue S PMB 44415, New York, NY 10003-1502

Website of issuer
http://www.moro.com
http://www.applaudable.com

Current number of full-time employees
2

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$290,428	$294,005
Cash & Cash Equivalents	$191,872	$68,311
Accounts Receivable	$0	$0
Short-term Liabilities	$524,897	$1,733,105
Long-term Liabilities	$2,761,162	$2,516,013
Revenues/Sales	$1,758,421	$828,843
Cost of Revenues	$1,485,947	$427,194
Taxes Paid	---	---
Net Income	($1,938,173)	($1,796,394)

FORM C-AR

WeLivv, Inc.
(dba Moro, dba Applaudable)

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR") is being furnished by WeLivv, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.moro.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2023. The Company is required to file this Form C-AR because it closed a Regulation CF offering on or about December 31, 2019. This Form C-AR is for the fiscal year beginning on January 1, 2022 and ending December 31, 2022, and all information contained herein is only as of December 31, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statements

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

TABLE OF CONTENTS

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of December 31, 2022, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the exhibits hereto.

WeLivv, Inc. is a Delaware corporation, incorporated on April 15, 2016.

The Company's mailing address is 228 Park Ave S PMB 44415, New York, NY 10003-1502.

The Company's websites are http://www.moro.com and http://www.applaudable.com.

The Company is headquartered in New York, but its websites are accessed globally and its employees and contractors work virtually from North America and Europe.

The Business

WeLivv, Inc. was incorporated as a C-corporation in Delaware on April 15, 2016 by Andrew Christodoulides, the Company's founder and current Chief Executive Officer.

Since its founding, the Company has been headquartered in New York, New York, but has no central, physical office. Today, many of its employees and contractors work virtually and are located around the world.

From its incorporation through August 2020, the Company did business as "WeLivv" and through its website: www.welivv.com, which initially went live in early 2017. On March 4, 2021, the Company filed a certificate of assumed name with the State of Delaware to begin operating as "Moro." It correspondingly replaced its website URL with its current website URL: www.moro.com.

In June 2020, the Company began development on a second social media platform that it subsequently named "Applaudable," Applaudable conducts business through the website URL: www.applaudable.com. Although Applaudable is expected to drive some incremental visitors and sales to Moro.com, the two sites are not dependent on each other and Applaudable's primary goal is to generate revenue independently from Moro.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new Company encounters.

We were incorporated in April 2016 and accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new, small, and growing enterprises. The likelihood of our growth into a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with small businesses, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. In order to succeed, our Company will need to attract additional capital and additional personnel, and there can be no assurances that our Company will be able to attract the needed capital and personnel.

We have a history of operating losses and there can be no assurance that we can achieve or maintain profitability.

We have experienced net losses since inception. There can be no assurance that we will achieve or maintain profitability. If we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Failure to become and remain profitable would impair our ability to sustain operations and adversely affect the price of our common stock, once trading, and our ability to raise capital. Our operating expenses may increase as we spend resources on growing our business, and if our revenue does not correspondingly increase, our operating results and financial condition will suffer. You must consider our business and prospects in light of the risks and difficulties we will encounter as business with an early-stage technology in a new and rapidly evolving industry. We may not be able to successfully address these risks and difficulties, which could significantly harm our business, operating results and financial condition.

We will need additional financing to execute our business plan which we may not be able to secure on acceptable terms, or at all.

We currently rely on external financing to fund our operations. We expect capital outlays and operating expenditures to increase over the next few years as we expand our infrastructure, operations, development activities and customer base.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products or services;
- Sales and marketing efforts to bring our products to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional securities, such securities may provide for rights, preferences or privileges senior to the equity securities issued in this Offering. In addition, the terms of any securities that we might issue, particularly debt securities, could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our development and commercialization activities. Under these circumstances, if our Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

In order for us to compete and grow, we must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the sales and licensing of our product. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in our development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our future consultants may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Our success depends on the services of our founder and Chief Executive Officer, the loss of whom could disrupt our business; although we rely on this individual, we do not have key man life insurance.

We depend to a large extent on the services of our founder and Chief Executive Officer, Andrew Christodoulides. Given his knowledge and experience, he is important to our future prospects and development as we rely on his expertise in developing our business strategies and maintaining our operations. Because we are a young company dependent on the vision of our founder, it will be critical to our prospects and successful development that he remains with us to help establish, develop and grow our business. The loss of the service of Mr. Christodoulides and the failure to find timely replacements with comparable experience and expertise could disrupt and adversely affect our business. Additionally, we have not purchased an insurance policy with respect to Mr. Christodoulides in the event of his death or disability. Therefore, if Mr. Christodoulides dies or becomes disabled, we will not receive any compensation to assist us with his absence.

Our internal control over financial reporting may be ineffective.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time when it becomes necessary to perform the system and process evaluation, testing and remediation required to comply with the management certification and auditor attestation requirements.

We do not have a Chief Financial Officer or other person dedicated to managing the finances of the business.

We do not have a dedicated Chief Financial officer or other individual who is solely responsible for managing the finances of the business, including accounting, bookkeeping, financial forecasting, budgeting, tax, and controller functions. The responsibility for these functions is currently held by the Company's Chief Executive Officer and its part-time bookkeeper. As such, there is a significant risk that these functions may not be done adequately, which may ultimately affect the ability of the business to manage its finances properly, among other potential consequences.

Our bookkeeper is related to our Chief Executive Officer.

The individual performing the Company's bookkeeping is the wife of our Chief Executive Officer. Given that the Company does not have an independent Chief Financial Officer or controller, there is a risk that certain bookkeeping entries may be done improperly, which would affect the financial performance of the business.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We may also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable. We will be subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Industry consolidation may result in increased competition.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality.

Successful development of our products is uncertain.

Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including:

- delays in product development, testing, or manufacturing;

- unplanned expenditures in product development, testing, or manufacturing;

- failure to receive regulatory approvals;

- inability to create on our own, or through any others, product candidates on a commercial scale;

- failure to achieve market acceptance; and

- emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

We rely on other companies to provide components and services for our products.

We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate the creation of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. This specifically includes customer reviews. There has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data are critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We operate in a highly competitive industry.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. While our product quality, performance, value and packaging are important differentiating factors, our competitors have significant advantages that may make impact our business model and growth.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business & Outlook

Applaudable is a social media platform that will allow users to share positive personal experiences that they believe have the potential to inspire and inform improvements in the lives of others. These experiences will be distributed through a content feed and search function, as well as through the profile of their respective users, on http://applaudable.com and through mobile applications. Applaudable has been designed to embed data in users' posts that facilitate the emulation of the activities depicted in the posts. For example - using functionality anticipated in future releases - the Company expects that users will be able to purchase items depicted in posts, and make reservations and travel plans to emulate activities depicted in posts. Such transactions will be conducted directly from posts on the Applaudable app. The Company expects to generate revenue from transactions both by receiving referral fees from third party eCommerce sites who fulfill such purchases; and from driving revenue to eCommerce platforms it owns or expects to develop, in various consumer goods verticals. Applaudable has been fully designed, has more than 85,000 users already pre-registered, and has been released in private beta; the Company anticipates that it will be released in public beta for desktop and mobile in the second quarter of 2023, at which time the pre-registered users will be granted full access.

The Company's Moro eCommerce platform sells high-end home furnishings through its desktop and mobile eCommerce sites. Unlike search engines like Google and e-retailers like Y-Lighting and Wayfair where products are generally presented as free-floating search results, Moro seeks to contextualize each item by presenting it within a physical context. For example, if a customer is searching for a lighting fixture, Moro aims to present the fixture results not as a series of photographs of the fixture itself floating against a white background, but rather incorporated in a well-designed home setting. Moro has approximately 6,000,000 photographs from more than 24,000 professional users who have registered with the site, and approximately 120,000 products within these photographs are tagged for purchase on its platform, including leading brands such as MillerKnoll, Mooi, Ethnicraft, and Qeeboo. In Q4 2022, the Company made the decision to transition Moro to operating in an organic mode and halting investments in marketing, advertising or development activities, in order to concentrate its resources and focus on Applaudable. Accordingly, the Company does anticipate generating material revenues from Moro in the near term.

The Company anticipates that as Applaudable's full expected functionality is implemented, including the ability to make purchase transactions of items depicted in posts directly from the app, that it will invest anew in Moro, and launch eCommerce platforms in other categories of consumer goods to capture revenue generated from the Applaudable platform.

Competition

With respect to Moro.com, the Company directly competes with numerous companies across several key channels: physical retail, manufacturers directly, and e-commerce. Given the breadth of potential competitors, we generally consider only those companies that sell the same products as Moro as direct competitors. The following is a breakdown of our director competitors by channel:

- Physical Retail: This channel is primarily made up of many small multi-brand retailers, as well as branded manufacturer-retail shops. This channel has been losing market share for years, and this was accelerated by COVID.
- Manufacturers: Based on our experience, approximately 20% of manufacturers sell directly. Their prices typically conform to their standard MSRP policies so that they do not undermine Moro or the rest of their retail or e-commerce partners.
- E-Commerce: We consider the following companies to be our principal competitors based on the type and breadth of products each offers through its e-commerce platform: Houzz, 1st Dibs, YDesign Group, DWR, and Wayfair. Pricing is generally the same across all competitors, as manufacturers typically set a fixed wholesale price. The differentiating factors are generally the breadth of the product offering, the trust of the e-commerce brand largely based on name recognition, and the user experience.

As most e-commerce home furnishing platforms like Moro generally receive the same wholesale price from the manufacturer or distributor, the main point of differentiation between us and competitors relates to user experience.

We believe most of our competitors share the same core shortcoming in how they display results to users, which makes it more difficult for consumers to discover, select, and ultimately purchase home furnishings.

For example, search engines such as Google and ecommerce retailers such as Amazon, YLighting and Wayfair have the ability to return a significant number of results, but the results are generally displayed as free-floating product images or incorporated into staged home setting environments in photographs provided by product manufacturers, rather than through curated user-generated photos of home settings, as Moro.com does. We believe seeing the product in authentic context is critical to how consumers evaluate the style and caliber of an individual item.

The challenge is compounded by consumers' limited name recognition of leading brands in the lighting and home furnishings categories. These categories lack the level of brand awareness enjoyed by leading brands in other high-end product markets; in other words, we believe there is generally no equivalent of an Apple, Nike or Prada in home goods. Consumers consequently have a limited ability to use brands as a proxy for quality or desirability. Providing the context in our product photographs of high-end homes, provides important cues about the caliber of the home furnishings consumers view, which are absent in the undifferentiated set of free-floating images against a white background that many of our competitors present.

Conversely, online communities like Pinterest and Houzz provide abundant context, including photographs of furnishings in home settings, but the user experience is poor because users find it difficult to complete a purchase directly on the site. Many consumers who attempt to purchase items through those platforms regularly encounter issues such as broken, inaccurate, or non-existent links. We believe this is the result of those platforms' inability to date to tag each furnishing accurately in each photograph that is displayed on its platform.

We believe Moro is unique in providing both essential elements for transacting with confidence: the context of seeing product images in actual homes that provides critical decision support and a "shoppable" experience that allows consumers to instantly purchase the products they see in those images with accurate links to products from home furnishing brands. In short, Moro fundamentally improves the online shopping experience.

With respect to Applaudable, the competitive environment is primarily large and established social media like Instagram and Facebook, and to a lesser extent, more specialized social media platforms like Clubhouse. While the established social media platforms have achieved enormous scale, we believe that they suffer from two principal shortcomings which Applaudable seeks to address. First, user posts are frequently of a superficial, "living my best life" nature, which has been repeatedly cited as creating a toxic environment for users who consume those posts. We believe Applaudable's ethos of focusing on sharing the experiences that give life meaning, will create a far more affirming, beneficial user experience. Second, user posts on established social media platforms lack utility. In general, posts lack the information required for users to easily purchase the goods or services depicted in posts. Applaudable will seek to provide embedded data in user posts that permit other users to emulate the experiences they see shared, by purchasing them directly from the post, and doing so while remaining on the Applaudable platform.

Customer Base

The Company anticipates that the Applaudable user base will consist of a broad demographic swath of social media users, initially focused primarily on United States residents.

The Moro customer base is comprised of a diverse set of consumers who are primarily looking to purchase home furnishings and home design professionals, such as interior designers, who are primarily interested in sharing their work.

Critical Customers, Vendors & Supply Chain

Although we rely on a number of suppliers and vendors, no one supplier or vendor is critical to the success of our business model. Additionally, our customer base consists of a large number of diverse individuals, so we are not dependent on any key customer.

Intellectual Property

On March 27, 2020, the Company filed an application to register the trademark "Moro" with the United States Patent & Trade Office ("USPTO"). The USPTO granted that registration on January 10, 2023, as registration number 6950447.

On November 8, 2022, the Company filed an "intent to use" application to register the trademark "Applaudable" with the USPTO. That application is currently pending, as serial number 97587706.

On August 18, 2021, the Company completed writing its provisional patents for (1) "Systems and Methods for Tagging and Searching Data" and (2) "Systems and Methods for Profile Discovery and Networking." Its application is currently pending before the USPTO.

Additionally, we rely on confidentiality procedures, contractual commitments, and other legal rights to establish and protect our intellectual property. We generally enter into agreements with our employees and consultants that contain confidentiality provisions to control access to, and invention or work product assignment provisions to clarify ownership of, our proprietary information.

Governmental/Regulatory Approval and Compliance

Our business is not currently subject to any licensing requirements in any jurisdiction in which we operate. This does not mean that licensing requirements may not be introduced in one or more jurisdiction in which we operate, and such requirements could be burdensome and/or expensive or even impose requirements that we are unable to meet.

We are subject to a number of U.S. federal and state laws and regulations that involve matters central to our business. These laws and regulations involve privacy, data protection, and other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate.

Litigation

From time to time, the Company may be involved in a variety of legal matters that arise in the normal course of business. The Company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

DIRECTORS, OFFICERS & MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Andrew Christodoulides	CEO, Director Start Date: April 2016	As CEO, primarily responsible for managing the operations, business development, and finances of the Company. Andrew founded Moro after building home decor ecommerce firm Original Pad to $4 million in annual revenue, during which he concluded that a new platform, which ultimately became Moro, could radically improve the online home goods shopping experience. Andrew previously founded call center outsourcing firm Acena with $500 of seed capital and sold it for over $1 million to industry leader Map Communications.
Laurence Levi	Chief Strategy Officer, Director Start Date: November 2020	Laurence serves as the Company's Chief Strategy Officer and Executive Chairman, with responsibility for corporate strategy and capital markets. Laurence was previously the Chief Strategy Officer of global cannabis firm Flowr Corp. (*TSXV: FLWR*). He is the founder of consumer private equity firm VO2 Partners, and was formerly a transactional attorney with Latham & Watkins.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has approximately 32 contractors, 5 part-time employees, and 2 full time employees, consisting of the Company's Chief Executive Officer and founder, Andrew Christodoulides.

CAPITLIZATION & OWNERSHIP

Capitalization

The Company has 15,000,000 shares of authorized stock, consisting of 5,000,000 shares of preferred stock and 10,000,000 shares of common stock. Within preferred stock, the Company has designated 200,000 shares Series A Preferred. Within common stock, the Company has designated 8,000,000 shares Class A Voting; 1,270,410 shares Class B Non-Voting; and 350,000 shares CF Shadow Series.

For issuance pursuant to its 2017 Equity Incentive Plan, the Company has reserved 1,055,556 shares of Class A Voting common stock.

Exempt Offerings Conducted in Last 3 Years

Over the last three years, the Company has conducted the following exempt offerings:

Security Offered	Commencement Date	Exemption
Convertible Note	October 6, 2017	Regulation D
CrowdSAFE	July 12, 2019	Regulation Crowdfunding
Class B Non-Voting common stock	October 20, 2021	Regulation A
Class B Non-Voting common stock	November 21, 2022	Regulation D

Outstanding Securities

The following securities are issued and outstanding:

Type of security	Series A Preferred Stock (Restricted)
Amount outstanding	173,906
Voting Rights	One vote per share; votes on all matters except for the election of the board of directors
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Crowd SAFE issued pursuant to Regulation CF	N/A

Type of security	Class A Voting Common Stock (Restricted)
Amount outstanding	5,262,918
Voting Rights	One vote per share; votes on all matters
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Crowd SAFE issued pursuant to Regulation CF	N/A

Type of security	Class B Non-Voting Common Stock (Restricted)
Amount outstanding	427,481
Voting Rights	No voting rights

Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Crowd SAFE issued pursuant to Regulation CF	N/A

Type of security	CrowdSAFE
Amount outstanding	$1,083,447
Voting Rights	No voting rights
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Crowd SAFE issued pursuant to Regulation CF	N/A

Type of security	Incentive Stock Options
Amount outstanding	595,263
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Crowd SAFE issued pursuant to Regulation CF	If the grantee exercises its options after the conversion of the CrowdSAFE, the Regulation CF shareholders will be diluted along with all other existing shareholders.

Type of security	Warrants
Amount outstanding	20,781
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Crowd SAFE issued pursuant to Regulation CF	If the grantee exercises its warrants after the conversion of the CrowdSAFE, the Regulation CF shareholders will be diluted along with all other existing shareholders.

Ownership

A controlling majority of the Company is owned by Andrew Christodoulides.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power on a fully-diluted basis, along with the amount of their percentage ownership.

Name	Number and type/class of security held	Percentage ownership (on a fully diluted basis, including the outstanding options, warrants, CrowdSAFE, and shares reserved for issuance as part of the 2017 Plan)*
Andrew Christodoulides	4,875,000 shares of Class A Voting common stock	67%

*Note: Calculation of the number of shares that may be issued on a fully-diluted basis requires certain assumptions – in particular, related to the conversion of the CrowdSAFE and the exercise of the warrants and options.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return (2022) Information

Total Income	Taxable Income	Total Tax*
----	----	----

*Note: The Company has not yet filed its 2022 tax return. However, it does not expect to have any income tax liability given its net operating losses.

OPERATIONS

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains substantially all of its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and creditworthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

As of December 31, 2022, the Company had an aggregate of $191,872 in cash and cash equivalents.

Material Terms of Indebtedness

The following table summarizes the long-term indebtedness of the business.

	Origination date	Interest Rate	Maturity Date	Accrued interest	Interest Expense	Current portion	Non-current portion	Total
PPP Loan #1	April 2020	1%	March 2025	$ 5,059	$ 2,644		$ 263,997	$ 263,997
PPP Loan #2	February 2021	1%	January 2026	6,289	2,283		228,332	228,332
EIDL Loan #1	July 2020	3.75%	June 2050	7,048	1,871		49,900	49,900
EIDL Loan #2	December 2020	3.75%	Novmeber 2050	4,300	3,053		81,400	81,400
Elevon	September 2022	0.00%	December 2023	-	-	129,000	-	129,000
Claudine Morgan	August 2021	Variable	On demand	4,975	4,167		80,000	80,000
Total				$ 27,671	$ 14,018	$ 129,000	$ 703,629	$ 832,629

Liquidity and Capital Resources

Our average monthly burn rate (i.e., the rate at which we are losing money) for the year was approximately $142,000.

Historically, we have funded our burn rate through the private placements of debt and equity securities and cash generated from revenues. Our historical cash outflows have primarily been associated with cash used for product development, operating activities, and other working capital needs. We intend to fund our operations through increased revenue from operations in the coming periods, as well as from capital raised through future offerings of securities.

In 2022, we conducted two financings. The first was the continuation of our Series A, through which we sold shares of our Class B Non-Voting common stock pursuant to Regulation A of the Securities Act, which commenced on or about October 25, 2021. That offering closed on or about June 5, 2022 and raised $1,861,552. We commenced a second financing on or about November 21, 2022, through which we offered shares of our Class B Non-Voting common stock pursuant to Regulation D of the Securities Act. As of December 31, 2022, we had raised a total of $125,000.

Capital Expenditures and Other Obligations

Other than continued investment in product development, the Company does not intend to make any material capital expenditures in the near future.

Valuation

As required to grant certain option awards, the Company engaged Fox One Solutions to provide a Fair Market Value Assessment to the Board of Directors on August 18, 2022. Fox One concluded the Fair Market Value, as defined in Treasury Reg. 20.2031-1(b); Revenue Ruling 59-60, 1959 1 C.B. 237, for the Company's stock to be $3.80 per share.

MATERIAL CHANGES AND OTHER INFORMATION

Trends and Uncertainties

We do not expect Moro to generate material revenues for the near to medium term. We are focused on achieving the full public launch of Applaudable on the iOS and Android mobile platforms and on desktop, and ultimately, on achieving monthly active user metrics that indicate that we are attracting and retaining users in a sufficient quantity to build a valuable social media ecosystem and benefit from the viral effect created by increasing user engagement.

Our ability to execute our business plan depends on our ability to raise additional capital. Associated delays or poor results in would constrain our ability to dedicate the resources we would like to developing Applaudable.com, and marketing and sales efforts to attract new users.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF may not be transferred by any purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with Related Persons:

On December 20, 2020, the Company sold 235,000 shares of Class A Voting common stock to Mr. Levi at $.0010 per share, which the board of directors considered to be fair market value of the shares as of the date of the sale.

On March 31, 2021, the Company issued options to acquire 5,263 shares of Class A Voting common stock to Claude Zoghzoghi, with an exercise price set at the fair market value of the shares as of the date of the grant.

In August of 2021, Claudine Morgan, the wife of the Company's CEO, lent the Company $80,000, which was documented in the form of a demand note, which accrues interest at a rate of 2.75% per annum. The loan was approved by the Company's board of directors in order to help the Company fund operations as it raised additional capital through its Series A.

On March 31, 2022, the Company issued options to acquire 590,000 shares of Class A Voting common stock to Laurence Levi, with an exercise price set at the fair market value of the shares as of the date of the grant.

The Company has received advances from its CEO, founder, and majority stockholder, Andrew Christodoulides, since inception. As of December 31, 2022, the balance of the advances owed to the founder was $49,592. These advances have no interest rate or specified maturity date.

Conflicts of Interest

None

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

The Form C-AR for the 2020 and 2021 fiscal years were filed after the date required by the applicable rules. Otherwise, the Company believes it has complied with the ongoing reporting requirements of Regulation CF section 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Andrew Christodoulides
_____
(Signature)

Andrew Christodoulides
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated. The Company does not have an independent principal financial officer or accounting officer, so those duties are fulfilled by the Company's chief executive officer. Mr. Christodoulides and Mr. Levi constitute the entire board of directors of the Company.

/s/ Andrew Christodoulides
_____
(Signature)

Andrew Christodoulides
_____
(Name)

CEO & Director
_____
(Title)

April 30, 2023
_____
(Date)

/s/Laurence Levi
_____
(Signature)

Laurence Levi
_____
(Name)

Director
_____
(Title)

April 30, 2023
_____
(Date)

EXHIBIT A
Financials

I, Andrew Christodoulides, the CEO of WeLivv, Inc., hereby certify that the financial statements of WeLivv, Inc. for the period ending December 31, 2022 included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30, 2023.

/s/ Andrew Christodoulides
Chief Executive Officer